Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156742

HINES GLOBAL REIT, INC.
SUPPLEMENT NO. 9 DATED DECEMBER 6, 2011
TO THE PROSPECTUS DATED APRIL 29, 2011

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT, Inc. dated April 29, 2011 (the “Prospectus”), Supplement No. 6 dated October 25, 2011, Supplement No. 7 dated November 8, 2011 and Supplement No. 8 dated November 22, 2011. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our initial public offering, and

B.	To describe the potential acquisition of Fisher Plaza.

A. Status of our Initial Public Offering

As of November 28, 2011 we had received gross proceeds of $871.6 million from the sale of 87.5 million of our common shares in our current public offering, including $27.4 million relating to approximately 2.9 million shares issued under our distribution reinvestment plan.  As of November 28, 2011, $2,155.8 million in shares remained available for sale pursuant to our current public offering, exclusive of approximately $472.6 million in shares available under our distribution reinvestment plan.

B. Potential Acquisition Fisher Plaza

On November 17, 2011, Hines Global REIT 100/140 Fourth Ave LLC, a wholly-owned subsidiary of Hines Global entered into a contract with Fisher Media Services Company, a wholly-owned subsidiary of Fisher Communications, Inc., which we refer to herein as Fisher, to acquire Fisher Plaza, a two-building office complex located in Seattle, Washington at the intersection of downtown, South Lake Union and the Queen Anne District.  The seller is not affiliated with Hines Global or its affiliates.  Fisher Plaza consists of 293,727 square feet that is 96% leased.  Fisher Plaza has a variety of companies as tenants, including media and communications companies which in total aggregate to 39 tenants.  A portion of the communications tenants do not lease net rentable area of the building, but instead lease communication equipment such as cages, cabinets and racks.  Fisher currently occupies 120,969 square feet, or 41% of Fisher Plaza's net rentable area.  Both Fisher and Internap Network Services Corporation individually will lease more than 10% of the rentable area of the complex, as described below:

●	In connection with the sale, Hines Global expects Fisher, a communications and local media company, to enter into a lease of 120,969 square feet or approximately 41% of the buildings' net rentable area, that would expire in December 2023. The annual base rent under the lease is currently $3.4 million and is subject to rent escalations. In addition, the lease provides Fisher with three, five-year renewal options. Fisher also has the right to reduce up to 20% of its leased net rentable area effective on January 1, 2016 and again on January 1, 2021 by delivering prior written notice and making a payment in an amount equal to six months of rent related to the terminated area. In no event can the aggregate reduction exceed 20% of Fisher's leased net rentable area.

●	Internap Network Services Corporation, a provider of IT infrastructure services, leases 35,609 square feet or approximately 12% of buildings' net rentable area, under a lease that expires in February 2019. The annual rent under the lease, excluding common area maintenance charges, is currently $3.5 million and is subject to annual rent escalations. In addition, the lease provides the tenant with an option to extend the lease for five years.

The contract purchase price for Fisher Plaza is $160.0 million, exclusive of transaction costs and working capital reserves. We expect to fund the acquisition using proceeds from our current public offering and debt financing. We have not yet received any financing commitments for this acquisition and there can be no assurances that we will secure new debt financing. We paid a $10.0 million earnest money deposit upon the signing of the purchase agreement and an additional $20.0 million on November 29, 2011. We expect the closing of this acquisition to occur in the fourth quarter of 2011, subject to completing a number of customary closing conditions. There is no guarantee that this acquisition will be consummated, and, if we elect not to close on this acquisition, we could forfeit our earnest money deposits.

In connection with this acquisition, we expect to pay our Advisor $3.2 million in acquisition fees.

Our management currently has no plans for material renovations or other capital improvements at the property and believes Fisher Plaza is suitable for its intended purpose and adequately covered by insurance.  The cost of Fisher Plaza will be depreciated for tax purposes over a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective anual gross rent per leased square foot, for Fisher Plaza during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Sq. Ft. (1)
2006	94.3%	$33.98
2007	94.5%	$40.80
2008	97.3%	$45.94
2009	96.5%	$48.47
2010	95.3%	$51.47

(1)  Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s accrual-basis total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year. For periods prior to our ownership, we do not have the records available to us to be able to quantify the impact of tenant concessions, if any. To the extent there were concessions which were not considered in the amounts provided to us, the average effective annual gross rent per leased square foot amounts could be lower than those amounts disclosed above.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for the period from November 17, 2011 through December 31, 2011 and for each of the years ending December 31, 2012 through 2020 for Fisher Plaza. The table below includes the Fisher lease which will be executed upon closing.

Year	Number of Leases	Approximate Square Feet		Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases	% of Total Annual Base Rental Income
2011	1	—	*	—%	$21,600	0.2%
2012	8	18,355		7.0%	$1,596,682	11.6%
2013	5	20,613		7.9%	$477,601	3.5%
2014	9	26,792		10.2%	$2,061,968	14.9%
2015	3	—	*	—%	$168,361	1.2%
2016	2	9,745		3.7%	$482,742	3.5%
2017	—	—		—%	$—	—%
2018	2	—	*	—%	$183,132	1.3%
2019	2	41,950		16.0%	$3,909,971	28.3%
2020	2	—	*	—%	$238,296	1.7%

*These leases relate to tenants that lease communication equipment such as cages, cabinets and racks.